April 13, 2017
Via EDGAR
Mr. Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-216673
Dear Mr. Rakestraw:
On behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) which you communicated to me by telephone on April 7, 2017. Changes in response to the staff’s comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the Reorganization of the Balanced Account into the Diversified Balanced Account.
Comment 1: In the Notice of Special Meeting of Shareholders and other applicable sections, confirm that the name of the Acquiring Fund is “Diversified Balanced Account”.
Response: This change has been made.
Comment 2: In the section titled “Relating to the Reorganization of the Balanced Account Into the Diversified Balanced Account”, provide the date of the most recent prospectus and Statement of Additional Information (“SAI”).
Response: This change has been made.
Comment 3: In the third full paragraph of the section titled The Reorganization, make clear that the Acquiring Fund’s principally invests in index funds.
Response: The paragraph has been revised to make clear.
Comment 4: In the third full paragraph of the section titled The Reorganization, make the final parenthetical of the paragraph to read in plain English.
Response: This change has been made.
Comment 5: In the first sentence of the fourth full paragraph of the section titled The Reorganization, remove the word “likely” and make the sentence more definitive.
Response: The Registrant respectfully declines to make such change as a definitive opinion cannot be given until such time that the reorganization occurs.
Comment 6: In final paragraph of the section titled The Reorganization, make clear that the trading costs that amount to $55,000 are due to the need to reposition the assets of the Acquired Fund.
Response: The requested disclosure has been made.

Comment 7: In final paragraph of the section titled The Reorganization, make clear that the disposal of the Acquired Fund’s securities will result in a reduction in net asset value per share of approximately $0.03.
Response: The requested disclosure has been made.
Comment 8: In the first paragraph of the sub-section of the Proposal section titled “Comparison of Acquired and Acquiring Funds”, reconcile the differences between and descriptions of the Acquiring and Acquired Funds in this paragraph with the differences between and descriptions of the Acquiring and Acquired Funds as stated in the third paragraph of the section titled “The Reorganization”.
Response: This reconciliation has been made.
Comment 9: In the Comparison of Acquired and Acquiring Funds table, use the abbreviation “PFG” for Principal Financial Group in the biographies of the portfolio managers.
Response: This change has been made.
Comment 10: In the section named Comparison of Investment Objectives and Strategies, reconcile the third and fourth paragraphs of the Principal Investment Strategies of the Acquiring Fund with the Acquiring Fund’s 485(a) filing made in March 2017.
Response: The requested reconciliation has been made.
Comment 11: In the section titled “Fundamental Investment Restrictions”, consider a new heading for the content in the second, third and fourth paragraphs because those investment restrictions are non-fundamental.
Response: An additional heading titled “Additional Information” has been added.
Comment 12: In the table under the section “Annual Fund Operating Expenses”, add a footnote stating that expenses are based on estimates for the Class 1 shares newly added to Diversified Balanced Account.
Response: The footnote has been added.
Comment 13: In the examples beneath the Annual Fund Operating Expenses table, either reflect a contractual expense limit in the table of examples is applicable, or delete the sentence.
Response: The sentence has been deleted.
Comment 14: In the section named Comparison of Principal Investment Risks, reconcile the risks with the risks of the Funds in the Funds’ 485(a) filing made in March 2017.
Response: The Registrant has revised this section by reconciling it with what the Registrant filed in its 485(a) filing made in March 2017.
Comment 15: In the paragraph following the Average Annual Total Returns table, make clear that the Registrant expects the date of the inception of Class 1 shares to be May 1, 2017. Please make this revision throughout the filing as applicable.
Response: This disclosure has been made.
Comment 16: Update the Capitalization table to figures that are up to date as of 30 days of the filing.
Response: The Registrant respectfully declines to make such a change. The Registrant believes the Capitalization table should be as of the date of the latest financial statement (the date of the pro-forma financial statements if such pro-forma statements were required).
Comment 17: Revise the Capitalization table heading named “Net Assets” to reflect that the figures under that column include fees and expenses.
Response: This revision has been made.

Comment 18: Revise the third row of the Capitalization table to reflect that the expenses are not only for trading costs; but, rather, for all expenses associated with disposing of portfolio assets.
Response: This revision has been made.
Comment 19: In the sub-section called Funds of Funds within the Additional Information about Investment Strategies and Risks section, update the allocation of the Acquiring Funds’ assets table with figures that are as of December 31, 2016.
Response: This table has been updated.
Comment 20: Include tax information for the Acquired Fund within the section named “Tax Information”.
Response: This disclosure has been made.
Comment 21: In the section named “Ongoing Fees”, confirm that Acquired Fund Fees and Expenses apply and which fund.
Response: This disclosure has been revised to note that only the Acquiring Fees pay Acquired Fund Fees and Expenses.
Comment 22: In the “Voting Information” section, confirm that all applicable information from Item 4 of Schedule 14(a) is included.
Response: The Registrant has included all applicable information.
Comment 23: In the Financial Highlights section, extend expense ratios so they match the 2016 NCSAR and shareholder reports.
Response: The ratios have been extended.
Comment 24: In the Proxy for a Special Meeting of Shareholders May 25, 2017 in Appendix A, bold the fourth sentence of the second paragraph.
Response: The revision has been made.
Comment 25: Given that the information incorporated by reference in from the SAI dated May 1, 2016 as supplemented will go “stale” on May 1, 2017, please confirm that an appropriate analysis regarding the materiality of the information updated in the May 1, 2017 SAI as well as the relationship of such information to the shareholder vote will be made to determine if the re-solicitation of shareholder proxies may be required.
Response: Registrant confirms that such analysis will be completed once the SAI is updated. Based on a preliminary analysis, however, the Registrant does not believe the updated information and its relationship to the shareholder vote will rise to a level of materiality requiring the re-solicitation of shareholder proxies.
Please call me at 515-235-9328 or Abhay Nadipuram at 515-235-9111 if you have any questions.
Very truly yours,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.